UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AKEBIA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

00972D105

(CUSIP Number)

Dr. Oliver P. Kronenberg

Group General Counsel

Vifor Pharma Management Ltd.

Flughofstrasse 61, CH-8152, Glattbrugg Switzerland

+41.58.851.80.00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00972D105

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vifor (International) Ltd.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,571,429 (See Note 1)
	9	Sole dispositive voting power 0
	10	Shared dispositive power 3,571,429 (See Note 1)
11	Aggregate amount beneficially owned by each reporting person 3,571,429 (See Note 1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 8.4% (See Note 1)
14	Type of reporting person* CO

SCHEDULE 13D

CUSIP No. 00972D105

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vifor Pharma Ltd.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,571,429 (See Note 1)
	9	Sole dispositive voting power 0
	10	Shared dispositive power 3,571,429 (See Note 1)
11	Aggregate amount beneficially owned by each reporting person 3,571,429 (See Note 1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 8.4% (See Note 1)
14	Type of reporting person* CO

Note 1: Calculated based on 42,484,344 shares of Common Stock outstanding (giving effect to the issuance of 3,571,429 shares to which this Statement relates). Beneficial ownership of the common stock referred to herein is being reported solely because Vifor Pharma Ltd. may be deemed to beneficially own such shares as a result of its indirect ownership of 100% of the equity interests of Vifor (International) Ltd. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Vifor Pharma Ltd. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

CUSIP No. 00972D105

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to Common Stock, par value $0.00001 per share (“Common Stock”), of Akebia Therapeutics, Inc. (the “Company”). The principal executive offices of the Company are located at 245 First Street, Suite 1100, Cambridge, MA 02142.

Item 2.	Identity and Background.

The names of the persons filing this Statement are Vifor (International) Ltd., an entity formed under the laws of Switzerland and an indirect, wholly owned subsidiary of Vifor Pharma Ltd. (“Investor”), and Vifor Pharma Ltd., an entity formed under the laws of Switzerland (“Vifor Pharma” and, together with Investor, the “Reporting Persons”). The Joint Filing Agreement of the Reporting Persons is attached as Exhibit 99.1 to this Statement.

Although the Reporting Persons are making this joint filing, except as otherwise set forth in this filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Securities Exchange Act of 1934.

Vifor Pharma (f/k/a Galenica Ltd.) is a global specialty pharmaceuticals company that researches, develops and markets its own pharmaceutical products and is a partner of choice for innovative patient-focused solutions.

The principal offices of Investor are located at Rechenstrasse 37, CH-9014 St. Gallen, Switzerland. The principal offices of Vifor Pharma are located at Untermattweg 8, CH-3027 Bern, Switzerland.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate consideration paid by Investor for the 3,571,429 shares of Common Stock of the Company was $50,000,000, which was paid for by Investor with cash on hand.

Item 4.	Purpose of Transaction.

On May 12, 2017, Investor entered into a License Agreement (the “License Agreement”) with the Company, pursuant to which the Company granted to Investor an exclusive license to sell vadadustat solely to Fresenius Kidney Care Group LLC in the United States.

SCHEDULE 13D

CUSIP No. 00972D105

In connection with the License Agreement, Investor and the Company entered into an Investment Agreement, dated May 12, 2017 (the “Investment Agreement”), pursuant to which Investor acquired 3,571,429 shares of Common Stock of the Company for an aggregate consideration of $50,000,000.

The Investor has agreed to a lock-up restriction such that it agrees not to sell its shares of Common Stock for a period of time following the effective date of the Investment Agreement as well as a customary standstill agreement. In addition, the Investment Agreement contains voting agreements made by the Investor with respect to the Common Stock it has acquired.

The summary of these agreements does not purport to be complete and is qualified in its entirety by reference to the copies of the License Agreement and the Investment Agreement, each of which is expected to be filed with the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2017.

Except as expressly set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except acquisitions or dispositions in the ordinary course consistent with such Reporting Person’s past practices, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above. The Reporting Persons may review investments in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, the market price of the Common Stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to its investment in the Company as it deems appropriate.

Item 5.	Interest in Securities of the Issuer.

Pursuant to the Investment Agreement, Investor owns 3,571,429 shares of Common Stock of the Company, which constitutes approximately 8.4% of the issued and outstanding Common Stock of the Company. As discussed in Note 1, Vifor Pharma may be deemed to beneficially own such shares as a result of its indirect ownership of 100% of the equity interests of Investor.

Except as otherwise provided herein, there have been no transactions in shares of Common Stock effected during the past 60 days by the Reporting Persons.

No other person is known by the undersigned to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock which is held by Investor.

SCHEDULE 13D

CUSIP No. 00972D105

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the as described in Items 4 and 5, to the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

SCHEDULE 13D

CUSIP No. 00972D105

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement

SCHEDULE 13D

CUSIP No. 00972D105

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2017

Name: VIFOR (INTERNATIONAL) LTD.

By:	/s/ Alex Sigalas
Alex Sigalas

By:	/s/ Andreas Hirner
Andreas Hirner

Name: VIFOR PHARMA LTD.

By:	/s/ Dr. Andreas Walde
Dr. Andreas Walde

By:	/s/ Dr. Oliver P. Kronenberg
Dr. Oliver P. Kronenberg